VIA EDGAR

January 8, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Ameen Hamady Kristina Marrone

Re:         Haymaker Acquisition Corp. 4

Form 10-K for the year ended December 31, 2023

Filed March 29, 2024

File No. 001-41757

Dear Ameen Hamady:

Haymaker Acquisition Corp. 4 (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 18, 2024, regarding the Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) filed with the Commission on March 29, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Form 10-K for the year ended December 31, 2023

General

1.	We note your disclosure on page 17 that you may not be able to complete an initial Business Combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations, including the Committee on Foreign Investment in the United States. With a view toward additional disclosure, please tell us whether your sponsor is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We respectfully advise the Staff that our sponsor, a limited liability company formed in the state of Delaware, is not controlled by, and does not have substantial ties with, any non-U.S. persons.

We thank the Staff for its review of the Form 10-K. If you have further comments, please feel free to contact our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Christopher Bradley
Christopher Bradley
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP